UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) 35.300.332.067

EXTRAORDINARY SHAREHOLDERS MEETING

January 28, 2011 – 4:00 PM

Information and documents related to matters to be resolved,

 in compliance with the provisions of the Brazilian Securities & Exchange Commission (“CVM”) Instructions # 480, of December 7, 2009

(IN CVM 480) and 481, December 17, 2009 (IN CVM 481)

Extraordinary Shareholders Meeting:

(a)   to CONDUCT the actual Vice-Chairman of the Company´s Board of Directors, Mr. Fabio Colletti Barbosa, to the position of Chairman of the Company´s Board of Directors;

(b)   to CONDUCT the actual Chairman of the Company´s Board of Directors, Mr. Marcial Angel Portela Alvarez, to the position of Vice-Chairman of the Company´s Board of Directors; and

(c)     in view of the resolved on the preceding items, to CONFIRM the composition of the Company´s Board of Directors.

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Item 12 of attachment 24 of  IN CVM 480

General Meeting and Administration

12.6 Concerning each manager and member of the fiscal committee of the issuer, indicate, in a table:

a.name

b. age

c. occupation

d. CPF or passport number

e. Elected position performed

f. Election date

g. Date of acceptance

h. Term of office

i. Other positions or attributions exercised in the issuer

j. Indication if it was elected by the holder or not

a) Name	b) age	c) occupation	d) CPF/passport	e) position	f) Election date	g) Acceptance date	h) Mandate Term	i) Other positions exercised	j) Elected by the holder
Manoel Angel Portela Alvarez	65	Businessman	809.357.890-34	Chairman of the Board of Directors	09/02/2009	11/26/2009	AUG/20011	No	Yes
Fabio Colletti Barbosa	55	Business administrator	777.733.258-20	Vice-President of the Board of Director	09/02/2009	11/26/2009	AUG/20011	CEO	Yes

12.7 Provide information mentioned in item 12.6 related to the members of the statutory committees, as well as audit, risk financial and remuneration committees even if such committees or structures are not statutory:

Not applicable, because at this Extraordinary Shareholders Meeting will take place only to the determination of the conduction of Mr. Fabio Colletti Barbosa, current Vice-Chairman of the of the Board of Directors, to the position of President of the Board of Directors and of Mr. Angel Alvarez Marcial Portela, current President of the Board of Directors, to the position of Vice-Chairman of the Board of Directors. None of the above directors compose statutory committees.

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12.8.    For each manager and member of the fiscal council, provide:

a. résumé, containing the following information:

i. main professional experiences over the last five years, indicating:

-          name of the company

-          position and functions inherent to the position

-          main activity within the company during which said experiences took place, highlighting the companies or organizations that comprise (i) the issuer’s economic group, or (ii) partners with direct or indirect interest equal to or exceeding 5% of the same class or type of securities of the issuer

ii.         specify all management positions currently occupied or previously occupied in publicly-held companies

a.         résumé:

a.1.      Board of Directors:

Fábio Colletti Barbosa. Mr. Barbosa is Brazilian and was born on October 3, 1954. He holds a Bachelor’s degree in Economics Science from the Faculdade de Economia of Fundação Getúlio Vargas, in São Paulo, and an MBA from the Institute for Management and Development, in Lausanne. As the Vice-Chairman of the Board of Directors, he is responsible for Santander’s strategy in Brazil. He has been engaged in the financial market for 23 years. He was CEO of Banco Real from 1996 to 2009, which he joined in 1995, as head of the area of corporate banking and finances and, during the period from 1996 to 1998, was in charge of ABN AMRO’s strategy in Brazil. Currently, he is also CEO of Santander Brasil, and Executive Officer of Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários. He is also a member of the Board of Directors of Santander Leasing S.A. – Arrendamento Mercantil, of Universia Brasil, S.A., and of Petróleo Brasileiro S.A. - Petrobras. He is also president of FEBRABAN and a member of the Social and Economic Development Council for the President of Brazil.

Marcial Angel Portela Alvarez. Marcial Angel Portela Alvarez. Mr. Portela is Spanish and was born on March 23, 1945. He holds a bachelor’s degree in political science from the Universidad de Madrid in Spain and a master’s degree in sociology from the University of Louvain in Belgium. In September 2009 he was elected as Chairman of the board of directors of Banco Santander (Brasil) S.A. Currently, he is also General Director of Banco Santander, S.A. and member of the board of directors of Santander Global Property, S.L. Mr. Portela began at Banco Santander in 1999 as the executive vice president responsible for technology, operations, human resources and efficiency programs. He was a member of the board of directors of Banco Santander Mexico S.A. and vice president of Banco Santander Chile S.A. In 1998, he worked for Comunitel, S.A. in Spain and from 1996 to 1997 he served as president of Telefonica International and from 1992 to 1996 he served as member of the board of directors of Telefonica S.A. (Spain). From 1991 to 1996 he served as administrator for Corporación Bancaria España, S.A. —Argentaria and as the chairman of the board of directors of Banco Español de Crédito S.A. Banesto. From 1990 to 1991 he worked for Banco Exterior de España, S.A. in Spain.

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b.         description of any of the following events that may have happened over the last 5 years:

i.          any criminal conviction;

ii.         any conviction in an administrative proceeding by CVM and penalties applied;

iii.        any final judicial or administrative conviction that led to the suspension or inability to practice any professional or commercial activities.

None of the current managers has been convicted in any relevant legal or administrative proceedings.

12.9.    Inform the existence of any marital relationship, domestic partnership or blood relations up to the second degree between:

a.         managers of the issuer.

Not applicable, as there is no relationship between said people.

b.         (i) managers of the issuer and (ii) managers of companies directly or indirectly controlled by the issuer.

Not applicable, as there is no relationship between said people.

c.         (i) managers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controlling companies of the issuer

Not applicable, as there is no relationship between said people.

d.         (i) managers of the issuer and (ii) managers of the issuer’s direct and indirect parent companies

Not applicable, as there is no relationship between said people.

12.10. Inform about relationships of subordination, provision or services or control maintained in the last 3 fiscal years, between managers of the issuer and:

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a. company controlled, directly or indirectly, by the issuer

For information on this item, please refer to item 12.8.a.

b. direct or indirect parent of the issuer

For information on this item, please refer to item 12.8.a.

c. if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parents or subsidiaries of any of these persons

For information on this item, please refer to item 12.8.a.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 27, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Carlos Alberto López Galán
Carlos Alberto López Galán Investor Relations Officer